LAZARD FRÈRES & CO. LLC

(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of Lazard Frères & Co. LLC:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2023, and the related consolidated statements of income, comprehensive income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying unconsolidated supplemental schedules h, j, and m (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 6, 2024

We have served as the Company's auditor since 2000.

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2023
(In Thousands)

ASSETS

Cash and cash equivalents	$	449,051
Receivables, net:		
Fees		272,337
Affiliates		165,716
Other		10,435
Investments		234,018
Property, net		21,986
Operating lease right-of-use assets		13,515
Goodwill		145,180
Deferred tax assets		15,175
Other assets		83,680
TOTAL ASSETS	$	1,411,093

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation and benefits	$	277,799
Payables to affiliates		216,131
Accounts payable and accrued expenses		57,588
Operating lease liabilities		15,532
Income taxes payable		15,895
Obligations under pension and post employment benefit plans		4,757
Securities sold, not yet purchased		4,809
Derivative obligations		2,323
Other liabilities		18,388
TOTAL LIABILITIES		613,222
COMMITMENTS AND CONTINGENCIES		
Member's equity		879,414
Accumulated other comprehensive loss, net of tax		(81,543)
TOTAL MEMBER'S EQUITY		797,871
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,411,093

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition is that of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard Inc ("Lazard Inc"), a U.S. C-Corporation, (formerly Lazard Ltd. an exempt company incorporated under the laws of Bermuda), whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), and LAM Holdings, Inc. The Company's principal operating activities are included in two business segments:

- Financial Advisory, which offers corporate, partnership, institutional, government, and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions ("M&A") advisory, capital markets advisory, shareholder advisory, restructuring and capital solutions, geopolitical advisory, capital raising and placement and other strategic advisory matters, and
- Asset Management, which offers a broad range of global investment solutions and investment and wealth management services in equity and fixed income strategies, asset allocation strategies, alternative investments to corporations, public funds, endowments and foundations, labor funds, financial intermediaries and private clients.

In addition, the Company records selected other activities in its Corporate segment, including management of cash, investments, deferred tax assets and transactions with affiliates.

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOEs, and
- Variable interest entities ("VIEs") where the Company is the primary beneficiary having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or receive benefits from, the VIE that could be potentially significant to the VIE.

When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company either (i) applies the equity method of accounting in which it records a proportionate share of the entity's net earnings, or (ii) elects the option to measure its investment at fair value. Intercompany transactions and balances have been eliminated.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency – The consolidated statement of financial condition is presented in U.S. Dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. Dollars at year-end exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in accumulated other comprehensive loss, net of tax ("AOCI").

Use of Estimates – The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives and assumptions used to value pension and other post-retirement plans;
- the discount rate used to measure operating lease right-of-use assets and operating lease liabilities;
- the adequacy of the allowance for credit losses;
- the realization of deferred tax assets and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash equivalents of $126,198 and $109,326 that are invested in Dreyfus and Goldman Sachs money market funds, respectively, as of December 31, 2023.

Investments – Investments in marketable debt and equity securities are accounted for at fair value.

Investments also include interests in alternative investment funds, private equity funds, debt funds and equity funds, each accounted for at either fair value or NAV or its equivalent. See Notes 5 and 6 for additional information regarding the Company's investments.

Receivables and Allowance for Credit Losses – The Company's receivables represent fee receivables, amounts due from customers and other receivables. The fee receivables are generally due within 60 days from the date of invoice, except as related to certain restructuring services and certain capital raising activities, where fees are due upon specified contractual payment terms. For customer loans within customers and other receivables, the Company has elected to apply the practical expedient, in accordance with the current expected credit losses ("CECL") guidance for financial assets with collateral maintenance provisions, which generally results in no expected credit losses given that these loans are fully collateralized and monitored for counterparty creditworthiness, with such collateral having a fair value in excess of the carrying amount of the loans.

Receivables are stated net of an estimated allowance for credit losses determined in accordance with the CECL model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

For fee receivables, the allowance for credit losses is determined together for all Financial Advisory fees, except for Private Capital Advisory given the different nature of the business, client composition, and risk characteristics. In addition, a separate allowance for credit losses is determined for all Asset Management fees. The allowances are measured by the application of an average charge-off rate, determined annually based on historical bad debt charge-off experience, to the fee receivable balance of the respective services, adjusted for the specific allowance recognized based on current conditions of individual clients. The current conditions are considered on a quarterly basis and include the aging of the receivables, the client's ability to make payments, and the Company's relationship with the client. In addition, the Company also performs a qualitative assessment on a quarterly basis to monitor economic factors and other uncertainties that may require additional adjustment to the expected credit losses allowance.

Financial Advisory and Asset Management fee receivables are generally deemed past due when they are outstanding 60 days from the date of invoice, except for certain transactions that include specific contractual payment terms that may vary from approximately one month to four years following the invoice date (as is the case for certain Private Capital Advisory fees) or may be subject to court approval (as is the case with Restructuring activities that include bankruptcy proceedings). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory and Asset Management fee receivables past due in excess of 180 days and 10 months, respectively, are generally fully provided for unless there is evidence that the balance is collectible. Notwithstanding our policy for receivables past due, any specific receivables that are deemed uncollectible result in specific reserves against such exposures.

See Note 4 for additional information regarding the Company's receivables and allowance for credit losses.

Receivables, net - other – Other receivables consists of $4,719 from unsettled trades, $479 of receivables from fees due from third parties, $5,070 of loans receivable from employees, $67 related to the settlement of mutual fund transactions with customers of LAM, and $100 for clearing deposits

held at our clearing broker. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Operating Lease Right-of-use Assets and Operating Lease Liabilities—The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease right-of-use assets ("ROU assets") represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease payments and the operating lease ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and the remaining balance of lease incentives received. Both the operating lease ROU asset and the operating lease liability are reduced to zero at the end of the lease.

Goodwill – Goodwill has an indefinite life and is tested for impairment annually, as of November 1, or more frequently if circumstances indicate impairment may have occurred. The Company performs a qualitative assessment about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. If events indicate that it is more likely than not that the reporting unit's fair value is less than its carrying value, the Company performs a quantitative assessment to determine the fair value of the reporting unit and compares it to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would recognize an impairment loss equal to the excess. The Company completed its annual goodwill review and determined that no impairment existed. At December 31, 2023 goodwill of $125,539 and $19,641 was attributable to the Company's Financial Advisory and Asset Management segments, respectively.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments – A derivative is typically defined as a financial instrument whose value is "derived" from underlying assets, indices or reference rates, and include a future, forward, swap, warrant or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*i.e.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*i.e.*, currency swaps or options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency

exchange rates and equity and debt security prices. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law, in which case, the Company would net the applicable assets and liabilities and the related receivable and payable for net cash collateral under such contracts. The Company's derivative instruments are recorded at their fair value and are included in other assets, derivative obligations, and accrued compensation and benefits on the consolidated statement of financial condition. See Note 7 for information regarding derivatives.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these deferred compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and are included in accrued compensation and benefits on the consolidated statement of financial condition. Changes in the fair value of the derivative liabilities are equally offset by the changes in the fair value of investments owned by the Company that are expected to be delivered upon settlement of LAM's deferred compensation arrangements. See Note 14 for information regarding LAM's deferred compensation arrangements.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, receivables (excluding Private Capital Advisory receivables ("PCA")), investments, derivative instruments and securities sold not yet purchased.

Investment Banking and Other Advisory Fees – Fees for Financial Advisory services are recorded when (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The benefits of investment banking and advisory services are generally transferred to the Company's clients over time, and consideration for these advisory services typically includes transaction completion, transaction announcement and retainer fees. Retainer fees are generally fixed and recognized over the period in which the advisory services are performed. However, transaction announcement and transaction completion fees are variable and subject to constraints, and they are typically not recognized until there is an announcement date or a completion date, respectively, due to the uncertainty associated with those events. Therefore, in any given period, advisory fees recognized for certain transactions will relate to services performed in prior periods. The advisory fees that may be unrecognized as of the end of a reporting period, primarily comprised of fees associated with transaction announcements and transaction completions, generally remain unrecognized due to the uncertainty associated with those events. Receivables related to investment banking and other advisory fees are reported in receivables, net – fees on the consolidated statement of financial condition.

Asset Management and Distribution Fees – Fees for Asset Management services are primarily comprised of management fees and incentive fees. Management fees are derived from fees for

investment management and advisory services provided to clients. Fees for Distribution services are earned from distribution agreements whereby a LAM subsidiary acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc. and service class shares of the Portfolios of Lazard Retirement Series, Inc., (collectively, the "Funds").

Revenue from Asset Management and Distribution services are recorded in accordance with the same five criteria as Financial Advisory fees, which generally results in management fees being recorded on a daily, monthly or quarterly basis, primarily based on a percentage of client assets managed.

The benefits of management services are transferred to the Company's clients over time. Consideration for these management services generally includes management fees, which are based on assets under management and recognized over the period in which the management services are performed. The selling or distribution of fund interests is a separate performance obligation within management fees and other, and the benefits of such services are transferred to the Company's clients at the point in time that such fund interests are sold or distributed.

In addition, the Company earns performance-based incentive fees on various investment products, including traditional products and alternative investment funds, such as hedge funds.

For hedge funds, incentive fees are calculated based on a specific percentage of a fund's net appreciation, in some cases in excess of established benchmarks, or thresholds. The Company records incentive fees on traditional products and hedge funds when a significant reversal in the amount of the cumulative revenue to be recognized is not probable, which is typically at the end of the relevant performance measurement period. The incentive fee measurement period is generally an annual period (unless an account is terminated during the year).

Incentive fees – The benefits of these management services are transferred to the Company's clients over time. Consideration for these management services is generally variable and includes performance or incentive fees. The fees allocated to these management services that are unrecognized as of the end of the reporting period are generally amounts that are subject to constraints due to the uncertainty associated with performance targets and claw backs.

With regard to the disclosure requirement for remaining performance obligations, the Company elected the practical expedients permitted in the guidance to (i) exclude contracts with a duration of one year or less; and (ii) exclude variable consideration, such as transaction completion and transaction announcement fees, that is allocated entirely to unsatisfied performance obligations. Excluded variable consideration typically relates to contracts with duration of one year or less, and is generally constrained due to uncertainties. Therefore, when applying the practical expedients, amounts related to remaining performance obligations are not material to the Company's consolidated statement of financial condition.

Receivables relating to asset management fees and distribution fees are reported in receivables, net - fees on the consolidated statement of financial condition.

Soft Dollar Arrangements – Certain entities within the Company's Asset Management business obtain research and other services through commission-sharing arrangements with broker-dealers, which are also known as "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Asset Management business does not have any contractual obligation or arrangement requiring it to pay for research and other eligible services obtained through soft dollar arrangements with brokers. Instead, the provider is obligated to pay for the services. Consequently, the Company does not incur any liability in connection with any research or other eligible services obtained by the Asset Management business pursuant to such soft dollar arrangements. The use of soft dollars is limited by regulations in the European Union and the U.K. and, as such, the Company intends to directly pay a portion of the costs of such research and other eligible services going forward.

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as deferred tax assets and deferred tax liabilities on the consolidated statement of financial condition. A deferred tax asset is recognized if it is more likely than not (defined as a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:
- nature, frequency, magnitude and duration of any past losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 17 for additional information relating to income taxes.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

3. RECENT ACCOUNTING DEVELOPMENTS

The Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures — In November 2023, the Financial Accounting Standards Board ("FASB") issued an accounting standard update to improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about reportable segment's expenses. The amendments include new annual and interim disclosure requirements primarily related to significant segment expenses, reportable segments' profit or loss, and information on the chief operating decision maker. The new guidance is effective for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024. The amendments shall be applied retrospectively to all prior periods presented in the consolidated statement of financial condition. The Company is currently evaluating the new guidance.

Income Taxes (Topic 740): Improvements to Income Tax Disclosures — In December 2023, the FASB issued an accounting standard update to enhance the transparency and decision usefulness of income tax disclosures. The amendments include new annual disclosure requirements related to the rate reconciliation, information about income taxes paid, and disaggregated information on pre-tax income or loss and income tax expense from continuing operations. The amendments also eliminated certain disclosure requirements. The new guidance is effective for annual periods beginning after December 15, 2024, and shall be applied on a prospective basis. The Company is currently evaluating the new guidance.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

 (In Thousands)

4. RECEIVABLES, NET - FEES

The Company's receivables represent fee receivables, amounts due from customers and other receivables. Where applicable, receivables are stated net of an estimated allowance for credit losses determined in accordance with the CECL model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

The following table provides a summary of fees receivable as of December 31, 2023:

Financial advisory fees:		
Investment banking	$	98,692
PCA		33,156
Asset management fees:		
Asset management and distribution fees		151,914
Total fees receivables		283,762
Less: Allowance for credit losses		(11,425)
Receivables, net - fees	$	272,337

Activity in the allowance for credit losses for the year ended December 31, 2023 was as follows:

Balance, January 1, 2023	$	(5,225)
Bad debt expense, net of recoveries		(7,752)
Charge-offs, foreign currency translation and other adjustments		1,552
Balance, December 31, 2023	$	(11,425)

As of December 31, 2023, the Company had receivables past due or deemed uncollectible of $11,195.

Related Party – During 2023, the Company entered into a Receivable Purchase Agreement with a foreign affiliate in which the Company sold $29,063 of its PCA receivables. In accordance with ASC 860, "Transfers and Servicing", the transaction meets the criteria for treatment as a sale, accordingly, the Company derecognized the PCA receivables it has sold. The PCA receivables were sold at their contract value plus accrued interest at the time of the sale and the Company no longer has risk associated with the collection of these receivables. PCA receivables earn interest at prevailing market rates at the time the PCA receivable is earned. In exchange for the enhanced liquidity and regulatory capital benefit as well as operational convenience, the Company continues to service the PCA receivables. As of December 31, 2023, the outstanding balance of PCA receivables sold was $28,313.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

(In Thousands)

5. INVESTMENTS

The Company's investments and securities sold, not yet purchased as of December 31, 2023, consist of the following:

Investments:

Debt	$	4,285
Equities		54,602
Funds:		
Alternative investments[a]		55,105
Debt [a]		23,450
Equity [a]		77,546
Private equity		19,030
		175,131
Total Investments, at fair value	$	234,018
Securities sold, not yet purchased, at fair value	$	4,809

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $20,879, $7,573 and $19,745, respectively, as of December 31, 2023, held in order to satisfy LAM's liabilities upon vesting of previously granted fund interests related to LAM's deferred compensation arrangements. The Company's deferred compensation arrangements are further explained in Note 14.

Debt primarily consists of investments in government securities held within separately managed accounts to seed strategies in our Asset Management business.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts in order to seed strategies in LAM's business.

Alternative investments funds primarily consist of interests in various LAM-managed hedge funds, fund of funds and mutual funds. Such amounts primarily consist of investments in funds in order to seed strategies in LAM's business and amounts related to LAM's deferred compensation arrangements.

Debt funds primarily consist of investments in debt securities in order to seed strategies in LAM's business that invest in debt securities and amounts related to LAM's deferred compensation arrangements.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

Equity funds primarily consist of investments in equity securities in order to seed strategies in LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity funds consist of an Asset Management seed investment in a sustainable private infrastructure opportunities fund.

6. FAIR VALUE MEASUREMENTS

The Fair Value Hierarchy of Investments and Certain Other Assets and Liabilities – The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, or (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose trading volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis.

The Company's investments in securities sold, not yet purchased are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets.

The fair value of debt is classified as Level 1 when the fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is primarily classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair value of securities sold, not yet purchased, is classified as Level 1 when the fair values are based on unadjusted quoted prices in active markets.

The fair value of the contingent consideration liability is classified as Level 3. The contingent consideration liability is initially recorded at fair value on the acquisition date and is included in other liabilities on the consolidated statement of financial condition. The fair value of the contingent consideration liability is remeasured at each reporting period. The inputs used to derive the fair value of the contingent consideration include the application of probabilities when assessing certain performance thresholds for the relevant periods. Our business acquisitions may involve the potential payment of contingent consideration upon the achievement of certain performance thresholds.

The fair values of derivatives are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments, adjusted for forfeitures. See Note 7 and Note 14.

Investments Measured at Net Asset Value ("NAV") – As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Company has no unfunded commitments related to these investments. The Company's investments valued at NAV as a practical expedient include (i) alternative investment funds, debt funds and equity funds that have redemption notice periods of 60 days or less and are redeemable in the near term, and (ii) private equity funds which are not redeemable in the near term as a result of redemption restrictions.

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

	Fair Value Measurements on a Recurring Basis				
	Level 1	Level 2	Level 3	NAV	Total
Assets:					
Investments:					
Debt securities	$ 4,285	$ -	$ -	$ -	$ 4,285
Equities	54,218	-	384	-	54,602
Funds:					
Alternative investments	9,100	-	-	46,005	55,105
Debt	23,444	-	-	6	23,450
Equity	77,501	-	-	45	77,546
Private equity	-	-	-	19,030	19,030
Derivatives	-	28	-	-	28
Total	$ 168,548	$ 28	$ 384	$ 65,086	$ 234,046
Liabilities:					
Securities sold, not yet purchased	$ 4,809	$ -	$ -	$ -	$ 4,809
Derivatives	-	48,514	-	-	48,514
Contingent consideration			6,583		6,583
Total	$ 4,809	$ 48,514	$ 6,583	$ -	$ 59,906

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2023 that are not measured at fair value on the Company's consolidated statement of financial condition.

			Fair Value Measurements Using:		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash and cash equivalents	$ 449,051	$ 449,051	$ 449,051	$ -	$ -
PCA receivables	$ 33,156	$ 32,508	$ -	$ -	$ 32,508
Interest-bearing deposits (included within other assets)	$ 729	$ 748	$ -	$ 748	$ -

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of PCA fees receivables are generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of interest-bearing deposits is at cost, which approximates fair value due to their short-term nature.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within other assets and other liabilities and the fair value of the Company's derivative liability relating to its obligations pertaining to LAM's deferred compensation arrangements reported within accrued compensation and benefits on the consolidated statement of financial condition as of December 31, 2023. Notional amounts provide an indication of the volume of the Company's derivative activity.

Derivative assets and liabilities, as well as related cash collateral from the same counterparty, have been netted on the consolidated statement of financial condition where the Company has obtained an appropriate legal opinion with respect to the master netting agreement. Where such a legal opinion has not been either sought or obtained, amounts are not eligible for netting on the consolidated statement of financial condition, and those derivative assets and liabilities are shown separately in the table below.

In addition to the collateral received and transferred that is presented on a net basis with derivative assets and liabilities, the Company receives and transfers additional securities and cash collateral. These amounts mitigate counterparty credit risk associated with the Company's derivative instruments, but are not eligible for net presentation on the consolidated statement of financial condition.

| | Assets as of December 31, 2023 | | Liabilities as of December 31, 2023 | |
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts [a]	$ 632	$ 28,329	$ 918	$ 51,048
Equity and fixed income swaps and other [a]	133	4,478	12,283	116,632
Deferred compensation arrangements	-	-	46,191	44,591
Total Derivatives	765	32,807	59,392	212,271
Counterparty netting	(737)		(737)	
Total Derivatives, net of counterparty	$ 28		$ 58,655	
Cash collateral netting	-		(10,141)	
	$ 28		$ 48,514	

(a) Forward foreign currency exchange rate contracts, equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in other assets and derivative obligations as of December 31, 2023.

8. PROPERTY, NET

As of December 31, 2023, property, net consists of the following:

	December 31, 2023
Leasehold improvements	$ 11,637
Furniture and equipment	111,746
Total	123,383
Less - Accumulated depreciation and amortization	(101,397)
Property, net	$ 21,986

9. LEASES

The Company leases office space and equipment under non-cancelable lease agreements, which expire on various dates through 2030. Substantially all of these arrangements are operating leases relating to office space. Certain leases have renewal options that can be exercised at the discretion of the Company. The Company only includes renewal options in the lease term when it is reasonably certain to exercise the option. The Company does not record leases with a lease term of 12 months or less on the consolidated statement of financial condition; lease expense for these leases is recognized over the lease term on a straight-line basis.

The operating lease liabilities at commencement reflect total lease payments discounted using an incremental borrowing rate (on a collateralized basis) based on the lease term (the "Discount"), as an implicit rate was not readily determinable for any of the Company's existing operating leases. The Company determines its Discount with consideration of the Company's public debt issuances as well as publicly available data for instruments with similar characteristics.

For office space and equipment leases, the Company accounts for the lease and non-lease components as a single lease component.

In addition to rent payments, operating leases for office space generally contain payments for real estate taxes, insurance costs, common area maintenance, and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include them in the lease component. There are certain office leases outside of the U.S. that have annual rent increases based on year-over-year change in an index that are also accounted for as variable payments and are excluded from the lease component.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

Maturities of the operating lease liabilities outstanding at December 31, 2023 for each of the years in the period ending December 31, 2028 and thereafter are set forth in the table below.

	Year Ended December 31, 2023
2024	$ 4,491
2025	3,611
2026	2,686
2027	2,241
2028	2,092
Thereafter	1,025
Total minimum lease payments	16,146
Less - Discount	614
Operating lease liabilities	$ 15,532

10. OTHER ASSETS

The following table sets forth the Company's other assets, by type, as of December 31, 2023:

	December 31, 2023
Prepaid expenses	$ 30,609
Prepaid compensation	17,439
Swap collateral	14,617
Pension asset	1,978
Cloud Software	5,352
Reimbursable client expenses	5,803
Other	7,882
Total	$ 83,680

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

11. TRANSACTIONS WITH AFFILIATES

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2023 are set forth below.

Investment Banking and Other Advisory Fees – The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain customer transactions.

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard Group, provides various services associated with the management, administration and operations of Lazard Group.

LSCC allocates costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenue or headcount.

Investment Management Services and Revenues – LAM serves as an investment advisor for certain affiliated investment companies and alternative investment funds and receives management fees and, for the alternative investment funds, incentive fees for providing such services. Receivables relating to such services were $33,578 at December 31, 2023, and are included in receivables, net - fees on the consolidated statement of financial condition.

Distribution Fees – LAM serves as distributor for certain affiliated investment companies and earns distribution fee revenue for providing such services. Distribution fees earned relating to such services are described in Note 2 to the consolidated statement of financial condition. The Company's distribution fees receivable as of December 31, 2023 was $340.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2023:

Receivable from Lazard Group in connection with incentive compensation plans	$ 44,518
Receivable from Lazard Group in connection with short term loan receivable	42,591
Banking and PCA fee sharing due from various affiliates	39,773
Executive management services agreement charges due from various affiliates	33,636
Other	5,198
Total Receivables from Affiliates	$ 165,716

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

 (In Thousands)

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2023:

Compensation charges due to Lazard Group	$	47,658
Deferred compensation charges due to various affiliates		8,125
Rent allocation payable to Lazard Group		39,882
Executive management services agreement charges due to LSCC		75,002
Banking and PCA fee sharing due to various affiliates		37,127
Other		8,337
Total Payables to Affiliates	$	216,131

12. COMMITMENTS AND CONTINGENCIES

Legal – The Company is involved from time to time in judicial, governmental, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company may experience significant variation in its revenue and earnings on an annual basis. Accordingly, the results of any pending matter or matters could be significant when compared to the Company's earnings in any particular year. The Company believes, however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

13. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

14. INCENTIVE COMPENSATION

The Company participates in Lazard Inc.'s share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Inc's share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period.

Fund-Based Incentive Compensation – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting. Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM based in the United Kingdom, owns the Lazard Fund Interests granted by Lazard Group to LAM-UK employees. These fund interests are included in investments on the consolidated statement of financial condition. Lazard Fund Interests generally provide for one-third vesting on the second anniversary of the grant date and the remaining two-thirds vesting on the third anniversary of the grant date.

LAM's Deferred Compensation Arrangements - LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as "LAM's deferred compensation arrangements"). LAM's deferred compensation arrangements generally require future service as a condition for vesting.

In connection with the Lazard Fund Interests purchased from Lazard Group and LAM's deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. LAM's deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liabilities associated with Lazard Fund Interests and LAM's deferred compensation arrangements are accounted for at fair value as derivative liabilities that contemplate the impact of estimated forfeitures, and are adjusted for changes in fair value primarily related to changes in value of the underlying investments.

15. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

Defined Benefit Plans – The Company provides pension and other post-employment benefits to certain employees through defined benefit plans. The defined benefit pension plans, prior to being frozen, generally provided benefits to participants based on average levels of compensation. The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the participants when they separate from the Company. Benefits are based on years of service and levels of compensation. The Company uses December 31 as the measurement date for its pension plans and post-employment plans.

LAM-UK co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. The consolidated statement of financial condition includes LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2023.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The Company is not required to make a contribution to the qualified defined benefit plan in the United States. The Company does not expect to make a contribution in 2024.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the plans to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure funds are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' investments measured at NAV or its equivalent as a practical expedient is determined based on information provided by external fund administrators and such investments are redeemable in the near term.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes: market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions including current market yields

and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2023 are set forth below:

	Employee Pension Plans	Post Employment Plans
Weighted-average assumptions used to determine Benefit Obligations:		
Discount rate	4.63%	5.25%

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized on the consolidated statement of financial condition for the benefit plans at December 31, 2023:

	Employee Pension Plans	Post Employment Plans
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 82,908	$ 911
Service cost	-	58
Amendments	2,746	29
Interest cost	4,106	(2)
Actuarial (gain) loss	3,423	19
Benefits paid	(4,859)	(717)
Foreign currency translation adjustment	3,584	(30)
Benefit obligation at end of year	91,908	268
Change in Plan Assets		
Fair value of plan assets at beginning of year	83,620	1,020
Actual return on plan assets	4,805	31
Employer contribution	1,382	-
Benefits paid	(4,797)	(717)
Foreign currency translation adjustment	3,954	99
Fair value of plan assets at end of year	88,964	433
Funded (deficit) at end of year	$ (2,944)	$ 165
Amount recognized in the Consolidated Statement of Financial Condition consists of:		
Pension asset (included in other assets)	$ 1,544	$ 434
Accrued benefit liability	(4,488)	(269)
Net asset (liability) recognized	$ (2,944)	$ 165
Amounts Recognized in Accumulated Other Comprehensive (Income)/Loss (excluding tax expense of $(5,357) consists of:		
Actuarial net (gain) loss	$ 32,873	$ 121
Prior Service Cost	$ 3,451	$ -

(In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans	Post Employment Plans
2024	$ 5,750	$ 430
2025	$ 5,161	$ 72
2026	$ 5,019	$ 164
2027	$ 5,560	$ 57
2028	$ 5,697	$ 60
2029-2033	$ 26,248	$ 315

Plans' Assets – The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy and investments measured at NAV or its equivalent as a practical expedient in accordance with fair value measurement disclosure requirements as of December 31, 2023:

	Level 1	Level 2	Level 3	NAV	Total
Plans' Assets					
Cash	$ 1,677	$ -	$ -	$ -	$ 1,677
Funds:					
Equity	11,533	9,745	-	6,434	27,712
Debt	7,268	10,392	-	41,154	58,814
Alternative investments	-	-	-	1,110	1,110
Other	-	84	-	-	84
Total plans' assets measured at Fair Value	$ 20,478	$ 20,221	$ -	$ 48,698	$ 89,397

Investments in funds managed by LAM include Level 1 Equity Funds of $10,253 and $6,434 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies, at December 31, 2023, the Company's U.S. pension plan had 8% of the plan's assets invested in Level 1 equity funds, 47% invested in Level 1 debt funds, 42% invested in equity funds valued at NAV as a practical expedient and 3% of the plan's assets invested in cash, which is a Level 1 asset. The Company's UK Plan at December 31, 2023 had 27% of the plan's assets invested in equities and equity funds that are Level 1 and Level 2 assets, 70% of the plan's assets invested in debt that are Level 1, Level 2 and measured at NAV as a practical

expedient, 2% of the plan's assets invested in other investments, which is a Level 2 asset or in alternative investments that are measured at NAV as a practical expedient and 1% of the plan's assets invested in cash, which is a Level 1 asset.

16. COST-SAVING INITIATIVES

The Company participated in Lazard Inc's firm-wide cost-saving initiatives that will continue through the first quarter of 2024.

17. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its certain subsidiaries that are taxed as corporations in the jurisdictions in which they operate as well as (ii) income attributable to operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT").

Details of the Company's deferred tax assets and liabilities at December 31, 2023 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 14,023
Basis adjustments	-
Net operating loss and tax credit carryforwards	12,474
Depreciation and amortization	393
Other	2,165
Gross deferred tax assets	29,055
Valuation allowance	(7,331)
Total deferred tax assets, net of valuation allowance	21,724
Deferred tax liabilities:	
Compensation and benefits	4,443
Depreciation and amortization	191
Goodwill	437
Other	1,481
Total deferred tax liabilities	6,552
Total net deferred tax assets	$ 15,172

The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $12,474 were recorded at December 31, 2023 primarily related to indefinite-lived net operating loss carryforwards of $4,722 for Australia and certain carryforwards of $6,360 in the U.S. which a portion begins to expire in 2025.

The Company's liability for unrecognized tax benefits of $12,990 at December 31, 2023, includes $2,888 related to interest and penalties, which, if recognized, $11,571 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination for years prior to 2017. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2023 (excluding interest & penalties of $2,955)	$ 9,919
Increases in gross unrecognized tax benefits pertaining to:	
Tax positions taken during prior year	1
Tax positions taken during current year	1,838
Decreases in gross unrecognized tax benefits pertaining to:	
Tax positions taken in prior years	(132)
Settlements	(242)
A lapse of the applicable statue of limitations	(1,282)
Balance, December 31, 2023 (excluding interest & penalties of $2,888)	$ 10,102

The Company anticipates that it is reasonably possible that approximately $1,400 of unrecognized tax benefits recorded at December 31, 2023 may be recognized within 12 months as a result of the lapse of the statute of limitations in various taxing jurisdictions.

18. REGULATORY REQUIREMENTS

LF&Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage (6 2/3%) of total aggregate indebtedness recorded in LF&Co.'s FOCUS report filed with the Financial Industry Regulatory Authority or $5, whichever is greater. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31, 2023, LF&Co.'s regulatory net capital

was $78,058, which exceeded the minimum requirement of $6,529. The Company's aggregate indebtedness to net capital ratio was 1.25:1 as of December 31, 2023.

Certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2023, each of these subsidiaries individually was in compliance with its capital requirements.

19. SEGMENTED INFORMATION

The Company's reportable segments offer different products and services and are managed separately as different levels and types of expertise are required to effectively manage the segments' transactions. Each segment is reviewed to determine the allocation of resources and to assess its performance. The Company's principal operating activities are included in its Financial Advisory and Asset Management business segments as described in Note 1. In addition, as described in Note 1, the Company records selected other activities in its Corporate segment.

The Company's segment information is prepared using the following methodology:

- Segment assets are based on those directly associated with each segment, and include an allocation of certain assets relating to various segments, based on the most relevant measures applicable, including headcount, square footage and other factors.

Management believes that the following information provides a reasonable representation of each segment's total assets:

	As of December 31, 2023
Segment Assets	
Financial Advisory	$ 321,223
Asset Management	518,647
Corporate	571,223
Total	$ 1,411,093

Geographic Information

The Company's identifiable assets are generally allocated based on the country or domicile of the legal entity providing the service.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(In Thousands)

The following table sets forth the net revenue from, and total assets for, the Company and its consolidated subsidiaries by geographic region allocated on the basis described above. In the table below, Americas principally includes the United States, Asia Pacific principally includes Australia and Japan, and EMEA principally includes the United Kingdom.

	As of December 31, 2023
Identifiable Assets	
Americas	$ 1,075,606
Asia Pacific	132,905
EMEA	202,582
Total	$ 1,411,093

20. SUBSEQUENT EVENTS

Management has evaluated whether any events occurred subsequent to the date of the consolidated statement of financial condition and through the date of issuance of the consolidated statement of financial condition, and determined there were no material events that would require recognition or disclosure on the consolidated statement of financial condition.

* * * * *